UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d)of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **June 27, 2011**

First Financial Holdings, Inc.

(Exact name of registrant as specified in charter)

Delaware	**0-17122**	**57-0866076**
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer I.D. number

2440 Mall Drive, Charleston, South Carolina 29406

(Address of principal executive offices)

Registrant's telephone number (including area code): **(843) 529-5933**

Not applicable

(Former name or former address, if changed since last report)

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4c under the Exchange Act (17 CFR 240.13e-4(c))

Section 7 – Regulation FD

Item 7.01 Regulation FD Disclosure

On June 27 - 29, 2011, R. Wayne Hall, CEO of First Financial Holdings, Inc. and Blaise B. Bettendorf, CFO of First Financial Holdings, Inc. will be meeting with select investors. For more information regarding this matter, see the presentation supplement attached hereto as Exhibit 99.1.

Section 9 -- Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit (99.1). Presentation supplement of June 27, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC

/s/ Blaise B. Bettendorf

Blaise B. Bettendorf
Executive Vice President
and Chief Financial Officer

Date: June 27, 2011

EXHIBIT INDEX

Exhibit Number	Description
99.1	Presentation supplement of June 27, 2011

Exhibit 99.1

First Financial Holdings, Inc.

Recent Events

June 27, 2011

Forward-looking Statements

The Private Securities Litigation Report Act of 1995 provides a "safe harbor" for certain forward-looking statements. This presentation contains forward-looking statements with respect to the Company's financial condition, results of operations, plans, objectives, future performance or business. These forward-looking statements are subject to certain risks and uncertainties, including those identified below, which could cause future results to differ materially from historical results or those anticipated. The words "believe," "expect," "anticipate," "intend," "estimate," "goals," "would," "could," "should" and other expressions which indicate future events and trends identify forward-looking statements. We caution readers not to place undue reliance on these forward-looking statements, which is based only on information actually known to the Company, speak only as of their dates, and if no date is provided, then such statements speak only as of today.

There are a number important factors that could cause future results to differ materially from historical results or those anticipated, including, but not limited to: the credit risks of lending activities, including changes in the level and trend of loan delinquencies and write-offs and changes in our allowance for loan losses and provision for loan losses that may be impacted by deterioration in the housing and commercial real estate markets; changes in general economic conditions, either nationally or in our market areas; changes in the levels of general interest rates, and the relative differences between short and long term interest rates, deposit interest rates, our net interest margin and funding sources; fluctuations in the demand for loans, the number of unsold homes, land and other properties and fluctuations in real estate values in our market areas; the accuracy of the results of our internal stress test and the assumptions we used to derive such results; results of examinations of us by the Office of Thrift Supervision or the Federal Deposit Insurance Corporation or other regulatory authorities, including the possibility that any such regulatory authority may, among other things, require us to increase our reserve for loan losses, write-down assets, change our regulatory capital position or affect our ability to borrow funds or maintain or increase deposits, which could adversely affect our liquidity and earnings; legislative or regulatory changes that adversely affect our business including changes in regulatory policies and principles, or the interpretation of regulatory capital or other rules; further increases in premiums for deposit insurance; our ability to control operating costs and expenses; the use of estimates in determining fair value of certain of our assets, which estimates may prove to be incorrect and result in significant declines in valuation; difficulties in reducing risk associated with the loans on our balance sheet; staffing fluctuations in response to product demand or the implementation of corporate strategies that affect our workforce and potential associated charges; computer systems on which we depend could fail or experience a security breach; our ability to retain key members of our senior management team; costs and effects of litigation, including settlements and judgments; our ability to implement our branch expansion strategy; our ability to successfully integrate any assets, liabilities, customers, systems, and management personnel we have acquired or may in the future acquire into our operations and our ability to realize related revenue synergies and cost savings within expected time frames and any goodwill charges related thereto; changes in premiums or claims that adversely affect our insurance segment; increased competitive pressures among financial services companies; changes in consumer spending, borrowing and savings habits; the availability of resources to address changes in laws, rules, or regulations or to respond to regulatory actions; our ability to pay dividends on our common stock; adverse changes in the securities markets; inability of key third-party providers to perform their obligations to us; changes in accounting policies and practices, as may be adopted by the financial institution regulatory agencies or the Financial Accounting Standards Board, including additional guidance and interpretation on accounting issues and details of the implementation of new accounting methods; other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products and services; future legislative changes in the TARP Capital Purchase Program and other risks described elsewhere in the Company's reports filed with the Securities and Exchange Commission, including the 2010 annual Report on Form 10-K for the fiscal year ended September, 2010, the Company's quarterly reports on Form 10-Q, other documents and the prospectus supplement filed with the SEC on September 21, 2009.

First Financial Holdings, Inc.

2

DISPOSITION OF INSURANCE SUBSIDIARY

On June 1ˢᵗ, FFCH completed the sale of its insurance agency subsidiary, First Southeast Insurance Services, Inc. to Hub International Limited

First Financial Holdings, Inc.

Transaction Rationale

- **Focus on core operations**
  - Exit business which lacked critical mass
  - Focus attention on banking and wealth management
  - Continue offering insurance services to First Federal customers through strategic partnership with Hub

- **Strengthens balance sheet**
  - Eliminates $28.9 million of goodwill and other intangible assets
  - Recognizes approximately $6.0 million pre-tax gain
  - Greatly enhances liquidity at the holding company

- **Preserves flexibility to pursue expansion opportunities**
  - Enhances capital ratios – strong position becomes even stronger
  - Greater ability to act on other strategic opportunities
  - Reduces need for more costly capital raising alternatives

- **Achieves attractive value with maximum certainty**
  - $38 million cash at closing
  - Nearly 2x trailing revenues and approximately 19x trailing net income

Pro Forma Financial Impact

(Dollars in thousands, except per share amounts)

Selected Financial Data Pro Forma for Insurance Subsidiary Sale	March 31, 2011	Pro Forma March 31, 2011
Tangible Assets:		
Total assets	$3,302,012	$3,297,930
Goodwill	(28,260)	(5,752)
Other intangible assets, net	(9,278)	(2,879)
Tangible assets	$3,264,474	$3,289,299
Tangible Common Equity:		
Total shareholders' equity	$311,527	$314,356
Preferred stock	(65,000)	(65,000)
Goodwill	(28,260)	(5,752)
Other intangible assets, net	(9,278)	(2,879)
Tangible common equity	$208,989	$240,725
Shares outstanding, end of period (000s)	16,527	16,527
Consolidated Capital Ratios:		
Tangible common book value per share	$12.65	$14.57
Tangible common equity to tangible assets	6.40 %	7.32 %
Core Capital Ratio	9.77	10.66
Tier 1 Risk-Based Capital Ratio	13.11	14.48
Total Risk-Based Capital Ratio	14.38	15.75

ACQUISITION OF BANK BRANCHES

On June 22nd, FFCH announced an agreement with Liberty Savings Bank to acquire deposits and select loans associated with Liberty's branches in the Hilton Head market

Transaction Rationale

- **In-Market Expansion**
  - Significantly enhances presence in key market of Hilton Head, South Carolina
  - Moves First Federal to 7th from 13th in market share and doubles deposit base
  - Synergies achieved by consolidating three branches
  - Leverages strong knowledge of market to accelerate growth in commercial, retail and wealth management business lines

- **Contribution to Balance Sheet**
  - Adds approximately $27 million in earning assets
  - Purchased loans consist entirely of in-market, performing loans which were subject to thorough credit review
  - Results in $6.4 million of core deposit intangibles and no goodwill

- **Strong Deposit Base**
  - Transaction includes retail deposits – no brokered deposits or wholesale funding assumed
  - Transaction accounts represent over 80% of total deposits, with balance in retail certificates of deposit
  - Low cost of funds at approximately 0.50%

Pro Forma Branch Map

Beaufort County, South Carolina



95
278
Okatie
Hardeeville
Okatie
170
Bluffton
Okatie
46
May River
Bluffton
278
Hilton Head Island
170
Islands
0
6.7mi
80
Copyright (C) 2011 SNL Financial LC. All rights reserved
FFCH Branch
Acquired Branch
Liberty Branch to be Closed
FFCH Branch to be Closed

First Financial Holdings, Inc.
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Pro Forma Deposit Market Share

County	Rank	Institution	Inst. Type	# of Branches	June '10 Total Deposits ($000)	June '10 Market Share (%)	June '09 Market Share (%)
Beaufort, SC	1	Wells Fargo & Co. (CA)	Bank	6	$ 585,672	16.37 %	13.29 %
Total Deposits =	2	CoastalSouth Bancshares Inc. (SC)	Bank	4	333,745	9.33	10.53
$3,578,643	3	Bank of the Ozarks Inc. (AR)	Bank	1	290,310	8.11	6.17
	4	Bank of America Corp. (NC)	Bank	5	269,534	7.53	10.41
	5	SCBT Financial Corp. (SC)	Bank	5	235,202	6.57	6.49
	6	BB&T Corp. (NC)	Bank	5	219,980	6.15	6.38
	7	**Pro Forma Branch Presence**	**Thrift**	**5**	**213,631**	**5.88**	**6.96**
	7	SunTrust Banks Inc. (GA)	Bank	4	194,182	5.43	5.33
	8	Palmetto State Bankshares Inc. (SC)	Bank	3	151,701	4.24	3.76
	9	Coastal Banking Co. (SC)	Bank	2	137,995	3.86	5.35
	10	Regions Financial Corp. (AL)	Bank	6	135,109	3.78	3.77
	11	Toronto-Dominion Bank	Bank	4	126,835	3.54	3.23
	12	**Liberty Capital Inc. (OH)** [1]	**Thrift**	**5**	**109,529**	**2.97**	**4.23**
	13	**First Financial Holdings Inc. (SC)**	**Thrift**	**3**	**104,102**	**2.91**	**2.73**
	14	Synovus Financial Corp. (GA)	Bank	2	102,705	2.87	2.76
	15	First Citizens Bancorp. (SC)	Bank	4	86,521	2.42	2.09
	16	Savannah Bancorp Inc. (GA)	Bank	2	76,724	2.14	2.00
	17	Ameris Bancorp (GA)	Bank	2	75,397	2.11	2.52
	18	Tidelands Bancshares Inc (SC)	Bank	1	70,176	1.96	1.18
	19	Atlantic Bancshares Inc. (SC)	Bank	2	69,634	1.95	1.82
	20	BNC Bancorp (NC)	Bank	2	69,468	1.94	2.72
		Top 20 Institutions		**68**	**$ 3,444,521**	**96.18 %**	**96.76 %**

Note: FDIC deposit data as of June 30, 2010
[1] Deposit data as of March 31, 2011
Data Source: SNL Financial

First Financial Holdings, Inc.

Transaction Summary

- **Deposits**
  - Acquiring all deposits from five branch locations in Bluffton and Hilton Head, SC
  - 5.8% premium on total deposits assumed equates to approximately $6.4 million based on March 31, 2011 deposit balances

- **Loans**
  - Purchasing select in-market performing loans at approximately par
  - Terms of agreement allow exclusion of loans if credit deteriorates prior to closing

- **Other**
  - Occupying 3 Liberty branches and closing 1 First Federal branch, for a net addition of 2 locations
  - One-time transaction-related costs estimated at less than $1 million
  - Immediately accretive to earnings, exclusive of transaction-related costs

- **Status**
  - Subject to regulatory approval
  - Expected to close prior to December 31, 2011

Acquired Deposit and Loan Composition
Balances as of March 31, 2011

Deposits Assumed = $109.5 million



Loans Acquired = $27.5 million



- Solid deposit franchise with over 80% core transaction and savings accounts
- Cost of funds was 0.50% at March 31, 2011

- Selected in-market performing loans
- Weighted average coupon approximately 4.35% at March 31, 2011

Pro Forma Financial Impact

(Dollars in thousands, except per share amounts)

Selected Financial Data Pro Forma for Branch Acquisition	As of March 31, 2011		
		Pro Forma	
	FFCH	After FSIS Sale[1]	After FSIS and Liberty
Total Loans	$2,559,845	$2,559,845	$2,587,324
Total Deposits	2,344,780	2,344,780	2,454,309
Tangible common book value per share	$12.65	$14.57	$14.18
Tangible common equity to tangible assets	6.40 %	7.32 %	7.07 %
Core Capital Ratio	9.77	10.66	10.38
Tier 1 Risk-Based Capital Ratio	13.11	14.48	14.05
Total Risk-Based Capital Ratio	14.38	15.75	15.33

[1] Reflects the pro forma impact of selling First Southeast Services, Inc. ("FSIS"), which was completed on June 1, 2011.

First Financial Holdings, Inc.
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